March 1, 2010

Karl Hiller

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:

Portal Resources Ltd.

File No. 0-51352

Dear Mr. Hiller:

We acknowledge the receipt of the Staff Comment Letter dated February 18, 2010. Currently, we are in the process of revising the Financial Statements and amending the 20-F in response to the comments. We intend to file an amended 20-F Annual Report within the next 10 days.

Sincerely,

/s/  "Mark T. Brown"

Mark T. Brown

Chief Financial Officer